Exhibit 99.1

Stellantis Publishes Agenda for
2025 Annual General Meeting of Shareholders

AMSTERDAM, March 3, 2025 – Stellantis N.V. today announced the publication of the agenda and explanatory notes for its 2025 Annual General Meeting of Shareholders (AGM), which is scheduled to take place on April 15, 2025, in Amsterdam.

As the terms of office for seven of the Company’s non-executive directors will conclude at the end of the AGM, the Stellantis Board of Directors has resolved to propose the re-election of Fiona Cicconi, Nicolas Dufourcq, Ann Godbehere, Claudia Parzani, and Benoît Ribadeau-Dumas. Additionally, the Board has nominated Daniel Ramot and Alice Schroeder for appointment as new non-executive directors. If elected, all proposed directors will serve a two-year term.

Alice Davey Schroeder, a former Managing Director at Morgan Stanley and a senior advisor on Wall Street, brings extensive expertise in finance, accounting, and corporate governance. She currently serves on the boards of HSBC North America Holdings Inc., Dakota Gold Corporation, and Carbon Streaming Corporation, holding key roles in audit, compensation, and governance committees. A Certified Public Accountant, she holds an MBA and BBA from the University of Texas at Austin.

Daniel Ramot, an Israeli-American entrepreneur and scientist, is the co-founder and CEO of Via, a global transportation technology company operating in over 35 countries. His previous experience includes serving in the Israeli Air Force and directing supercomputer development at D. E. Shaw Research. Ramot holds a B.Sc. in Physics and Mathematics from The Hebrew University, an M.Sc. in Electrical Engineering from Tel Aviv University, and a Ph.D. in Neuroscience from Stanford University.

The Board believes that Schroeder’s deep expertise in financial oversight and strategic leadership, combined with Ramot’s extensive experience in technology, research, and innovation, will provide highly valuable insights and strengthen the leadership of Stellantis.

The official notice of the AGM, along with explanatory notes and related materials - including biographies of the first-time non-executive director nominees - and voting instructions, are now available on the Investors section of the Stellantis corporate website at www.stellantis.com. Shareholders may also request a printed copy of these materials, including Stellantis’ audited financial statements for the year ended December 31, 2024, using the contact information provided below.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
communications@stellantis.com
www.stellantis.com